UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 814-01366

SL Investment Corp.*

(Exact name of registrant as specified in its charter)

Address: 1585 Broadway, New York, NY 10036 Telephone number: (212) 761-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*	Pursuant to the Agreement and Plan of Merger dated as of May 28, 2024, by and among SL Investment Corp. (the “Company”), North Haven Private Income Fund LLC (“PIF”), Cobalt Merger Sub, Inc., a wholly owned subsidiary of PIF, and MS Capital Partners Adviser Inc., the Company merged with and into PIF, with PIF as the surviving corporation, at which time the separate corporate existence of the Company ended. Pursuant to the requirements of the Securities Exchange Act of 1934, PIF, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

North Haven Private Income Fund LLC, as successor by merger to SL Investment Corp.

Date: July 15, 2024	By:	/s/ David Pessah
David Pessah, Chief Financial Officer